Extraordinary General Shareholders Meeting of Foresight Autonomous Holdings Ltd.

Date: August 6, 2018

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

	For	Against	Abstain
1. To increase the Company's registered capital from 200,000,000 to 1,000,000,000 ordinary shares with no par value, and to amend and restate the Company's articles of association to reflect same, as set forth in Schedule A to the Proxy Statement.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here ________ Please Date Above ________

Please Sign Here ________ Please Date Above ________

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Extraordianry General Shareholders Meeting Foresight Autonomous Holdings Ltd. to be held August 6, 2018 For Holders as of July 4, 2018

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 pm, New York Time July 31, 2018.

PROXY TABULATOR FOR
FORESIGHT AUTONOMOUS HOLDINGS LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Foresight Autonomous Holdings Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12 p.m. NYC Time on July 31, 2018)

The undersigned Holder of American Depositary Receipts ("ADRs") hereby acknowledges receipt of a Notice to Holders from the Depositary and hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the number of ordinary shares or other deposited securities represented by such ADRs of **Foresight Autonomous Holdings Ltd.** (the "Company") registered in the name of the undersigned on the books of the Depositary as of the close of business **July 4, 2018**, at the Company's **Extraordinary General Shareholders Meeting to be held on August 6, 2018, at 3:00 p.m. (Israel time)**, at the offices of the company's legal advisers, Eitan Mehulal & Sadot, Law Offices, at 10 Abba Eban Boulevard, Ackerstein Towers, Building C (floor 7), Herzliya, Israel.

NOTE:

Please direct the Depositary how to vote by completing the reverse side. This voting Instruction Card, when properly executed and returned, will be a request to the Depositary to vote or cause to be voted the shares or other Deposited Securities represented by your ADRs as directed herein.

The Depositary shall not vote or attempt to exercise the right to vote that attaches to the shares or other Deposited Securities, other than in accordance with such instructions.

The Board of Directors recommends that you vote in favor of the proposals, which are described in the proxy statement.

To review materials for the upcoming EGM, please visit: http://ir.foresightauto.com/sec-filings/

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
Foresight Autonomous Holdings Ltd.
P.O. Box 8016
CARY, NC 27512-9903